UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

665531 109

(CUSIP Number)

Bahram Akradi

4600 Kings Point Road

Minnestrista, MN 55331

(952) 229-7477

With a copy to:

Jay L. Swanson
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, MN 55402
(612) 340-2600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 5, 2017

(Date of Event Which Requires Filing of this Statement)

_______________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531 109	Page 2 of 5

(1)	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bahram Akradi
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 5,430,000
	(8)	SHARED VOTING POWER None
	(9)	SOLE DISPOSITIVE POWER 5,430,000
	(10)	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,430,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.58%(1)
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

____________________

(1)	Calculated based on 63,251,197 shares of Common Stock issued and outstanding as of February 28, 2017, as reported in the Issuer’s annual report on Form 10-K filed on March 2, 2017 for the year ended December 31, 2016.

CUSIP No. 665531 109	Page 3 of 5

Item 1.	Security and Issuer

This Amendment No. 3 amends and supplements the statement on Schedule 13D and Amendment No. 1 and Amendment No. 2 to such statement filed by the Reporting Person (as defined below) with the Securities and Exchange Commission on October 11, 2016, March 10, 2017 and April 20, 2017, respectively, relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Minnesota corporation (the “Issuer”). The principal executive offices of the Issuer are located at 315 Manitoba Avenue, Suite 200, Wayzata, MN 55391.

The Reporting Person beneficially owns 5,430,000 shares of the Common Stock (the “Subject Shares”)(2). The Subject Shares represent approximately 8.58% of the issued and outstanding shares of Common Stock based on 63,251,197 shares of Common Stock issued and outstanding as of February 28, 2017, as reported in the Issuer’s annual report on Form 10-K filed on March 2, 2017 for the year ended December 31, 2016.

Item 2.	Identity and Background

(a)	This Amendment No. 3 to the Schedule 13D is filed by Bahram Akradi (the “Reporting Person”).

(b)	The Reporting Person’s home address is 4600 Kings Point Road, Minnetrista, MN 55331.

(c)	The Reporting Person is Chairman of the Board, President and Chief Executive Officer of Life Time Fitness, Inc. (“Life Time”). Life Time is a privately held, comprehensive health and lifestyle company that offers a personalized and scientific approach to long-term health and wellness through its portfolio of distinctive resort-like destinations, athletic events and health services. Life Time, known as the “Healthy Way of Life Company,” helps members achieve their goals with the support of a team of dedicated professionals and an array of proprietary health assessments. The address of Life Time’s corporate offices is 2902 Corporate Place, Chanhassen, MN 55317.

(d),(e)	During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person funded the transactions pursuant to which he obtained beneficial ownership of the Subject Shares with the Reporting Person’s own personal funds.

The Reporting Person has purchased the Subject Shares for aggregate consideration (including brokerage commissions) of $19,264,199. The Reporting Person also has sold shares of Common Stock for aggregate consideration (including brokerage commissions) of $2,197,869.

Item 4.	Purpose of Transaction

The Reporting Person believes that the Common Stock is undervalued and is an attractive investment.

The Reporting Person expects to engage in discussions with management, the board and other shareholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Person, and industry conditions, the Reporting Person may take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of the Subject Shares and/or otherwise changing his intention with respect to any and all matters referred to in this Item 4.

____________________

(2)	Of the Subject Shares, 30,000 shares are owned indirectly by the Reporting Person through the 401(k) plan of Life Time Fitness, Inc.

CUSIP No. 665531 109	Page 4 of 5

Item 5.	Interest in Securities of the Issuer

(a), (b)	Based on the Issuer’s annual report on Form 10-K for the year ended December 31, 2016 filed on March 2, 2017, there were 63,251,197 shares of the Common Stock issued and outstanding as of February 28, 2016.

Based on the foregoing, the 5,430,000 shares of Common Stock beneficially owned by the Reporting Person represent approximately 8.58% of the shares of the Common Stock issued and outstanding.

The Reporting Person has sole voting power and sole dispositive power with respect to the Subject Shares.

(c)	Exhibit A, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of the Common Stock that were effected in the past 60 days by the Reporting Person.

(d)	No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be filed as Exhibits

Exhibit A	Trading Data.

CUSIP No. 665531 109	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2017

/s/ Bahram Akradi
Bahram Akradi

EXHIBIT A

Trading Data

Trade Date	Purchase/Sale	No. of Shares Purchased/Sold	Price Per Share(1)	Nature of Purchase/Sale
March 9, 2017	Purchase	118,874	$2.7347	Open Market
April 17, 2017	Purchase	375,378	$2.3489	Open Market
April 18, 2017	Purchase	104,622	$2.3989	Open Market
May 4, 2017	Purchase	175,572	$1.9950	Open Market
May 4, 2017	Purchase	224,428	$2.0200	Open Market
May 5, 2017	Purchase	17,500(2)	$1.9450	Open Market
May 5, 2017	Purchase	269,400	$1.9450	Open Market
May 5, 2017	Purchase	105,578	$1.9700	Open Market
May 5, 2017	Purchase	25,022	$1.9950	Open Market

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(1)	Including any brokerage commissions.
(2)	These shares were purchased for the account of the Reporting Person in the 401(k) plan of Life Time Fitness, Inc.